June 7, 2019

Jeffrey Thompson
Chief Executive Officer
TimefireVR, Inc.
1607 Ponce de Leon Ave, Suite 407
San Juan, PR 00909

       Re: TimefireVR, Inc.
           Preliminary Information Statment on PRE 14C
           Filed May 24, 2019
           File No. 000-31587

Dear Mr. Thompson:

       We have reviewed your May 31, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 31, 2019 letter.

Preliminary Information Statement

General

1. We note your response to prior comment 1. We further note that as a post-closing condition, Section 6.05(d) of the Share Exchange Agreement requires the company to have "the number of issued and outstanding shares of capital stock of the Parent, on a fully-diluted basis...as contemplated by this Agreement." As such, it appears that the proposed reverse stock split may be a requirement of the Share Exchange Agreement with
      Red Cat Propware, Inc. Because your proposed action effectively increases your authorized common stock by means of the reverse split and those shares are being used for the purposes described in the Share Exchange Agreement, please revise your information statement to provide all of the information required by Item 14 of Schedule
      14A including, if applicable, the financial information required by Item 13 and Item 14.
 Jeffrey Thompson
TimefireVR, Inc.
June 7, 2019
Page 2
      Alternatively, please provide us with a detailed analysis regarding why you believe you are not required to provide some or all of this information. See Item 1 of Schedule 14C and Note A of Schedule 14A.
       You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Edwin Kim,
Attorney-Advisor, at (202) 551-3297 with any other questions.



                                                          Sincerely,

FirstName LastNameJeffrey Thompson                        Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameTimefireVR, Inc.
                                                          and Services
June 7, 2019 Page 2
cc:       Joe Lexague, Esq.
FirstName LastName